NaviSite, Inc.
400 Minuteman Road
Andover, MA 01810
April 14, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Re:	NaviSite, Inc. Form 10-K for Fiscal Year Ended July 31, 2009 Filed October 27, 2009 Proxy Statement on Schedule 14A Filed October 30, 2009 Form 8-K Filed October 15, 2009 File No. 000-27597
Ladies and Gentlemen:
     On behalf of NaviSite, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated March 17, 2010 to Mr. Arthur P. Becker, the Company’s Chief Executive Officer. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009, the Company’s Proxy Statement on Schedule 14A, and the Company’s Current Report on Form 8-K filed October 15, 2009, respectively.
     The Company acknowledges that it will comply, as applicable, with the Staff’s comments to the Company’s (i) Form 10-K for fiscal year ended July 31, 2009 filed October 27, 2009, (ii) Proxy Statement on Schedule 14A filed October 30, 2009 and (iii) Form 8-K filed October 15, 2009 in future filings.
     The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended July 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Overview, page 26
Comment 1. Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenue or income from continuing operations. In addition, please disclose known events that will cause a material change in the relationship between costs and revenues. For example, describe trends in revenue attributable to new customer contracts in relation to your expectations, customer attrition as a result of current economic conditions and gross margin as discussed in your October 15, 2009 earnings call. Refer to Item 303(a)(3) of Regulations S-K.

Response: The Company has reviewed Item 303(a)(3) of Regulations S-K and believes that its current disclosures comply with the requirements however the Company does acknowledge that it could enhance its discussion and proposes to revise the indicated disclosure in future filings with disclosure similar to the following:
Overview
     We provide our services to customers typically pursuant to agreements with a term of one to five years and monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or selling additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals or terminations of agreements with existing customers. We continue to experience increasing recurring revenues from both new and existing customers off-set by a decline from our professional-services related revenues.
     A large portion of the costs to operate our data centers — such as rent, product development and general and administrative expenses — does not depend strictly on the number of customers or the amount of services we provide. As we add new customers or new services to existing customers, we generally incur limited incremental costs relating to telecommunications, utilities, hardware and software costs and payroll expenses. We have substantial capacity to add customers to our data centers. Our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue. As our professional-services related revenues have declined as a percentage of our overall revenues our gross margins have increased and we anticipate that this trend will continue as we focus on higher margin hosting related revenues.
     Our fiscal year ends on July 31 of each year. During fiscal year 2008, we completed four acquisitions. In August 2007 we acquired the outstanding capital stock of Jupiter — a privately held company based in Santa Clara, California, that provides managed-hosting services — and acquired the assets and assumed certain liabilities of Alabanza. Alabanza was a provider of dedicated and shared managed-hosting services. In September 2007 we acquired the outstanding capital stock of netASPx, an application-management service provider, and in October 2007 we acquired the assets of iCommerce, a reseller of dedicated hosting services. All of the acquisitions during fiscal year 2008 were accounted for using the purchase method of accounting, and, as such, the results of operations and cash flow related to these acquisitions were included in our consolidated statement of operations and consolidated statement of cash flows from their respective dates of acquisition. The Company is considering selling a number of non-strategic data centers. The potential sale of these data centers will result in a reduction of recurring revenues as well as a reduction in corresponding fixed and variable expenses.
Results of Operations, page 27
Comment 2. You disclose a number of factors that contributed to the changes in revenues, costs of revenue and gross profit and operating expenses between the years presented. Please expand your discussion and analysis to describe the underlying reasons for the changes in each of the factors contributing to the overall change in the financial statement line items to the extent necessary to an understanding of your operations. This discussion and analysis should also identify and describe known matters that would have an impact on future operations but have not had an impact in the past and matters that have had an impact on reported operations but are not expected to have an impact on future operations. Refer to Item 303(a)(3)(ii) of Regulations S-K.
Response: The Company has reviewed Item 303(a)(3)(ii) of Regulations S-K and believes that its current disclosures comply with the requirements however the Company does acknowledge that it could enhance its discussion and proposes to revise the indicated disclosure in future filings with disclosure similar to the following:

Revenue
     We derive our revenue from managed-IT services — including hosting, co-location and application services comprised of a variety of service offerings and professional services — to both enterprise and mid-market companies and organizations. These entities include mid-sized companies, divisions of large multinational companies and government agencies.
     Total revenue for the fiscal year ended July 31, 2009, decreased 1.4% to approximately $152.7 million from approximately $154.9 million for the fiscal year ended July 31, 2008. The overall decline of approximately $2.2 million in revenue was mainly due to a $13.7 million reduction in professional-services revenues offset by an increase of $10.3 million in revenue from our enterprise-hosting and -application services. This increase was due to increased sales to new and existing customers, offset by a reduction of approximately $3.6 million due to changes in foreign-currency exchange rates. In addition, fiscal-year-2009 revenues increased $1.2 million, as compared to fiscal year 2008, due to increased sales from America’s Job Exchange, our employment-services website (“AJE”). Revenue from related parties decreased 7% during the year ended July 31, 2009, to approximately $346,000 from approximately $372,000 during the year ended July 31, 2008.
     Total revenue for the fiscal year ended July 31, 2008, increased 22.7% to approximately $154.9 million from approximately $126.2 million for the fiscal year ended July 31, 2007. The overall growth of approximately $28.7 million in revenue was mainly due to the addition of revenue from the companies acquired in August, September and October of 2007. Revenue from related parties increased 16% during the year ended July 31, 2008, to approximately $372,000, from approximately $322,000 during the year ended July 31, 2007.
     No customer accounted for more than 5% of total revenues in fiscal year 2009 or 2008. One unrelated customer accounted for 8% of our total revenue in fiscal year 2007.
     The Company is considering selling a number of non-strategic primarily colocation data centers. The potential sale of these data centers will result in a reduction of in future recurring revenues offset by a reduction in the fixed and variable costs required to support this revenue.
Cost of Revenue and Gross Profit
     Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet-connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.
     Total cost of revenue of $102.5 million for the fiscal year ended July 31, 2009, decreased approximately $5.2 million, or 4.8%, from the cost of revenue of approximately $107.7 million for the fiscal year ended July 31, 2008. As a percentage of revenue, total cost of revenue for the fiscal year ended July 31, 2009, decreased to 67.1% from 69.5% for the fiscal year ended July 31, 2008. The overall decrease of approximately $5.2 million was primarily due to a decrease of $7.4 million in employee-related expenses due to a reduction in professional-services personnel, inclusive of a $0.2 million restructuring charge for severance and related costs for our professional-services organization. In addition, external consulting expenses, related primarily to lower professional-services revenue, were lower by approximately $1.4 million, telecommunication and bandwidth cost were lower by $1.3 million due to favorable pricing reductions from vendor contracts, amortization expense decreased by approximately $0.7 million as certain intangible assets became fully amortized, non-billable travel expense decreased by approximately $0.5 million and the data-center-migration charge of $0.4 million in fiscal year 2008 did not reoccur in fiscal year 2009. These decreases of $11.7 million were partially offset by increased depreciation expense of approximately $3.3 million; increased facility-related expenses, including rent and utilities, of approximately $2.6 million; and increased third-party pass-through charges and hardware- and software-maintenance and -licensing costs of approximately $0.6 million.
     Total cost of revenue of $107.7 million for the fiscal year ended July 31, 2008, increased approximately $22.5 million, or 26.4%, from the cost of revenue of approximately $85.2 million for the fiscal year ended July 31, 2007. As a percentage of revenue, total cost of revenue for the fiscal year ended July 31, 2008, increased to 69.5% from 67.5% for the fiscal year ended July 31, 2007. The overall increase of approximately $22.5 million was primarily due to higher costs necessary to support the increase in revenues of $28.7 million. Incremental costs of revenue consisted of higher salaries and related costs (including stock-based compensation and travel expenses) of approximately $8.5 million due to an increase in employees as a result of acquisitions of Alabanza, Jupiter, netASPx and iCommerce during fiscal year 2008; increased intangible-asset-amortization expense of approximately $3.8 million resulting from the acquisitions during fiscal year 2008; increased depreciation expense of approximately $4.0 million; increased facility-related expenses, including rent and utilities, of approximately $4.1 million due to acquisitions during fiscal year 2008; increased telecommunication-related expenses of approximately $2.1 million due to acquisitions during fiscal year 2008; increased third-party hardware and software pass-through charges and hardware- and software-maintenance and -licensing costs of approximately $1.3 million; and a one-time data-center-migration charge of $0.4 million. These incremental expenses were partially offset by lower costs of outside consultants and billable expenses related to the delivery of professional-services revenue of approximately $1.7 million during the period.
     The Company is considering selling a number of non-strategic primarily colocation data centers. The potential sale of these data centers will result in a corresponding reduction in cost of revenues, both fixed and variable.
     Gross profit of $50.2 million for the fiscal year ended July 31, 2009, increased approximately $3.0 million, or 6.4%, from a gross profit of approximately $47.2 million for the fiscal year ended July 31, 2008. Gross profit for the fiscal year ended July 31, 2009, represented 32.9% of total revenue, as compared to 30.5% of total revenue for the fiscal year ended July 31, 2008. Gross-profit percentage was positively impacted during fiscal year 2009, as compared to fiscal 2008, primarily due to our continued focus on cost containments and the cost reductions in response to the lower professional-services revenue noted above.
     Gross profit of $47.2 million for the fiscal year ended July 31, 2008, increased approximately $6.2 million, or 15.1%, from a gross profit of approximately $41.0 million for the fiscal year ended July 31, 2007. Gross profit for the fiscal year ended July 31, 2008, represented 30.5% of total revenue, as compared to 32.5% of total revenue for the fiscal year ended July 31, 2007. Gross-profit percentage was negatively impacted during fiscal year 2008, as compared to fiscal year 2007, mainly due to higher intangible-amortization costs and higher levels of professional-services business, which carries overall lower gross profit.
Operating Expenses
     Selling and Marketing — Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade-show costs and marketing and direct-mail programs.
     Selling and marketing expense increased 0.8% to approximately $20.3 million, or 13.3% of total revenue for the fiscal year ended July 31, 2009, from approximately $20.1 million, or 13.0% of total revenue for the fiscal year ended July 31, 2008. The increase of approximately $0.2 million resulted primarily from increased commission and referral-partner expenses of $1.1 million and an increase of $0.1 million related to advertising expense. This increase of $1.2 million was offset by a decrease of approximately $0.6 million in salary and related headcount expenses due to lower headcount year-over-year and a corresponding decrease in travel-related expenses of $0.4 million.
     Selling and marketing expense increased 18.9% to approximately $20.1 million, or 13.0% of total revenue for the fiscal year ended July 31, 2008, from approximately $16.9 million, or 13.4% of total revenue for the fiscal year ended July 31, 2007. The increase of approximately $3.2 million resulted primarily from increased salary and headcount-related costs of $3.7 million (including stock-based compensation) due to an increase in headcount year-over-year, supporting the growth in total revenue during the fiscal year ended July 31, 2008, and increased lead-referral fees of $0.3 million. These cost increases were partially offset by decreased commission-related expenses of $0.5 million and decreased sales-related marketing expenses of $0.3 million.
     General and Administrative — General and administrative expense includes the costs of financial, human-resources, IT and administrative personnel, professional services, bad debt and corporate overhead. Such expenses may be reduced if we are successful in our attempts to sell any of the non-strategic data centers.
     General and administrative expense increased 4.4% to approximately $23.8 million for the fiscal year ended July 31, 2009, from approximately $22.8 million for the fiscal year ended July 31, 2008. General and administrative expense increased to 15.6% of total revenue for the fiscal year ended July 31, 2009, from 14.7% of total revenue for the fiscal year ended July 31, 2008. The increased expense of $1.0 million was attributable to an increase of approximately $1.4 million in legal fees resulting from an increase in litigation matters during the year; an increase in bad-debt expense of $0.6 million, excluding $0.7 million related to the receivables that were written off in connection with the “Loss on settlement” noted below; an increase of $0.5 million in facilities-related costs, including rent and utilities; an increase in bank-related fees of $0.5 million due to a credit agreement amendment during the year; and an increase in recruiting expense of $0.2 million. The increased expenses of $3.2 million were offset by lower employee-related costs, including stock-based compensation and travel, of $1.5 million due to lower headcount year over year; lower professional-services fees of $0.4 million; and a net decrease in depreciation and amortization of $0.3 million.
     General and administrative expense increased 3.3% to approximately $22.8 million for the fiscal year ended July 31, 2008, from approximately $22.0 million for the fiscal year ended July 31, 2007. General and administrative expense decreased to 14.7% of total revenue for the fiscal year ended July 31, 2008, from 17.5% of total revenue for the fiscal year ended July 31, 2007. The total increased expenses of $0.8 million were attributable to an increase of $1.1 million in facilities-related costs, including rent and utilities, due to acquisitions during fiscal year 2008; increased consulting and professional services of $1.0 million, due to increased professional services associated with the acquisitions in fiscal year 2008; increased bad-debt expense of $0.5 million; and increased miscellaneous fees, including non-income tax expenses and administrative-service charges of $0.7 million. The increased expenses were offset by lower transaction-related costs of $1.8 million incurred in fiscal year 2007 related to the debt refinancing, lower salary costs (including stock-based compensation) of $0.4 million and a net decrease in depreciation and amortization of $0.3 million.
     Loss on settlement. During fiscal year 2009 we entered into a settlement agreement with a former Jupiter customer to settle all pending litigation matters between us. We recorded a loss on settlement of $5.7 million, comprised of a $5.0 million cash settlement payment to this former customer and the write-off of $0.7 million of outstanding accounts receivable from this former customer, which accounts receivable were written off as part of this settlement.
     Impairment, restructuring and other. During fiscal year 2009 we initiated the restructuring of our professional-services organization in an effort to realign resources. As a result of this initiative, we terminated several employees, resulting in a restructuring charge for severance and related costs of $0.4 million, of which approximately $0.2 million was included in operating expenses. No impairment, restructuring or other charges were recorded in fiscal year 2008.
     We recorded a net impairment recovery of $0.2 million in fiscal 2007 primarily due to an impairment recovery of approximately $0.3 million related to revised assumptions due to securing a sublease of an impaired facility during the fiscal year ended July 31, 2007, offset by an approximate $0.1 million impairment charge related to the abandonment of additional space in our Syracuse, New York, facility.
Interest Income
     Interest income decreased $221,000 to approximately $43,000 for the fiscal year ended July 31, 2009. The decrease is mainly due to lower levels of average cash balances during the year ended July 31, 2009, as compared to the fiscal year ended July 31, 2008.
     Interest income decreased 21.7% to approximately $264,000, or 0.2% of total revenue, for the fiscal year ended July 31, 2008, from approximately $337,000, or 0.3% of total revenue, for the fiscal year ended July 31, 2007. The decrease of $73,000 is mainly due to lower levels of average cash balances during the year ended July 31, 2008, as compared to the fiscal year ended July 31, 2007, as a result of our use of cash for acquisitions during fiscal year 2008.
Interest Expense
     Interest expense increased 17.7% to approximately $14.2 million, or 9.3% of total revenue, for the fiscal year ended July 31, 2009, from approximately $12.0 million, or 7.8% of total revenue, for the fiscal year ended July 31, 2008. The increase of $2.2 million is primarily related to an increased rate of interest and higher average outstanding debt balances during the fiscal year ended July 31, 2009.

     Interest expense decreased 4.0% to approximately $12.0 million, or 7.8% of total revenue, for the fiscal year ended July 31, 2008, from approximately $12.5 million, or 9.9% of total revenue, for the fiscal year ended July 31, 2007. The decrease of $0.5 million is primarily related to a lower rate of interest on our outstanding long-term debt during the fiscal year ended July 31, 2008. The average long-term debt balance during the fiscal year ended July 31, 2008, compared to the fiscal year ended July 31, 2007, was higher due to an increase in the term-loan balance as a result of the debt refinancing in June 2007 and the acquisitions completed in the first quarter of fiscal year 2008.
     If we are successful in our attempts to sell any of the non-strategic primarily colocation data centers, net proceeds from such sales would be used to pay-down outstanding debt obligations thereby reducing interest expense in future periods.
Liquidity and Capital Resources, page 31
Comment 3. Please include a discussion of liquidity on both a long-term and short-term basis. The discussion should address known trends or demands, commitments, events and uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, the sources of liquidity available to you and your ability to meet your cash requirements in the long-term as well as the short-term. In that regard, a discussion of your ability to repay debt obligations, redeem preferred stock and meet your contractual obligations on a long-term basis would enhance a readers understanding and assessment of your financial condition, particularly in light of your history of losses and working capital deficit. In addition, please disclose, to the extent material, commitments for capital expenditures, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(l) and (2) of Regulation S-K for further guidance.
Response: The Company proposes to revise the indicated disclosure in future filings with disclosure similar to the following:
Liquidity and Capital Resources
     As of July 31, 2009, our principal sources of liquidity included cash and cash equivalents of $10.5 million and a revolving-credit facility of $10.0 million provided under our credit agreement with a lending syndicate. At July 31, 2009, we had borrowed $10.0 million under the revolving-credit facility. Our current assets, including cash and cash equivalents of $10.5 million, were approximately $1.0 million less than our current liabilities at July 31, 2009, as compared to a positive working capital of $2.0 million, including cash and cash equivalents of $3.3 million, at July 31, 2008.
     Cash and cash equivalents increased approximately $7.3 million for the fiscal year ended July 31, 2009. Our primary sources of cash included approximately $21.6 million and $6.0 million in cash provided by operating activities for the fiscal years ended July 31, 2009 and 2008, respectively. The $15.6 million year-over-year increase in cash provided by operating activities for the fiscal year ended July 31, 2009 from the fiscal year ended July 31, 2008 was due to improved working capital of $10.4 million and an increase in other long-term liabilities, accrued expenses and deferred revenue of $10.9 million primarily as a result of the acquisitions in fiscal year 2008. The $21.3 million increase noted was partially off-set by decrease in other assets of $1.8 million, and a $3.9 million decrease in net loss as adjusted for non-cash items. During the fiscal year ended July 31, 2009 non-cash items included depreciation and amortization expense of $23.6 million, stock-based compensation of $3.1 million, provision for bad debt expense of $1.9 million and deferred income tax expense of $1.9 million. The $1.0 million year-over-year decrease in cash provided by operating activities for the fiscal year ended July 31, 2008 from the fiscal year ended July 31, 2007 was due to a decline of $9.1 million in other long-term liabilities, accrued expenses and deferred revenue, a decrease of $1.5 million in other assets, off-set by increase of $9.3 million in net loss as adjusted for non-cash items and improved working capital of $0.3 million. During the fiscal year ended July 31, 2008, non-cash items included depreciation and amortization expense of $21.2 million, stock-based compensation of $4.4 million, deferred income tax expense of $1.9 million, loss on debt extinguishment of $1.7 million and $0.6 million provision for bad debt. The potential sale of our non-strategic data centers is not expected to have a significant impact on our liquidity. Our cash flows from operations are dependent on several factors including the overall performance of the managed-IT services sector as well as our ability to continue to acquire profitable new customers and our ability to mitigate future contract terminations.

     Investing activities used cash of $10.6 million and $29.8 million for the fiscal years ended July 31, 2009 and 2008, respectively. The $10.6 million of cash used in investing activities for the year ended July 31, 2009 resulted primarily from purchases of property and equipment utilized to support both customer and internal capital requirements. The $29.8 million of cash used in investing activities for the year ended July 31, 2008 resulted primarily from $31.3 million of cash used for acquisitions plus $12.0 million of cash used to purchase property and equipment to support both customer and internal capital requirements. Total use of cash for investing activities of $43.4 million was partially off-set by $13.5 million related to the release of restricted cash. At July 31, 2009, we had an accumulated deficit of $519.6 million.
     Financing activities used cash of $3.6 million for the fiscal year ended July 31, 2009 and provided cash of $15.4 million for the fiscal year ended July 31, 2008. The $3.6 million of cash used for financing activities for the fiscal year ended July 31, 2009 primarily related to $1.4 million in net proceeds from notes payable; $10.4 million in proceeds from notes payable off-set by $9.0 million of repayments of notes payable, and $0.3 million in proceeds from stock option activities. Net proceeds of $1.7 million were off-set by $4.1 million of capital lease repayments and $1.2 million in debt issuance costs. The $15.4 million of cash provided by financing activities during the year ended July 31, 2008 primarily related to $18.8 million in net proceeds from notes payable; $28.9 million proceeds from notes payable off-set by $10.1 million of repayments of notes payable, $1.9 million in proceeds from stock option activities. Net proceeds from financing activities of $20.7 million were off-set by $3.8 million of capital lease repayments and $1.5 million in debt issuance costs.
     Our current Credit Agreement consists of a six-year term loan, expiring in June 2013 and a five-year revolving-credit facility, expiring in June 2012. The Credit Agreement is subject to prepayment in the case of an event of default. Our revolving-credit facility allows for maximum borrowing of $10.0 million. Outstanding amounts bear interest at either LIBOR plus 6% or, at our option, the Base Rate, as defined in our credit agreement, plus 5%. There is an additional 2% accruing as PIK interest until the leverage ratio has been lowered to 3:1. Interest becomes due, and is payable, quarterly in arrears. In addition to our current Credit Agreement, we have redeemable preferred stock that is redeemable at the option of the holders on or after August 2013. Should additional capital be needed to fund these commitments we may seek to raise additional capital through offerings of the Company’s stock or through debt refinancing. There can be no assurance, however, that we would be able to raise additional capital on terms that are favorable to us, or at all.
     We believe that our existing cash and cash equivalents, cash flow from operations and existing amounts available under our credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months. There are no material capital expenditure commitments as of July 31, 2009. Ongoing capital requirements to grow the business are currently funded and are expected to be primarily funded in the future by cash generated from operations.
Comment 4. Please include a discussion and analysis of your financial condition, changes in financial condition and cash flows for the three-year period covered by the financial statements. This discussion should describe the underlying causes for material changes in financial position and cash flows rather than just reciting amounts and changes in amounts presented in the financial statements. Refer to Item 303(a) of Regulation S-K and the instruction thereto.
Response: The Company proposes to revise the indicated disclosure in future filings similar to disclosures outlined in the Company’s response to Comment 3 above.
Critical Accounting Policies, page 32
Impairment of Long-Lived Assets and Goodwill and Other Intangible Assets, page 34
Comment 5. Please expand your disclosure to provide investors with sufficient information to assess the recoverability of goodwill and the probability of a future material impairment charge. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should:
o disclose the carrying value and fair value of the reporting unit or the percentage by which fair value exceeds the carrying value as of the date of your most recent step-one test;
o describe the methods and key assumptions used and how the key assumptions are determined;
o discuss the degree of uncertainty associated with the key assumptions, such as the growth rate used in estimating future cash flows; and
o describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.
Similar qualitative and quantitative information regarding other long-lived assets, intangible assets and other critical accounting estimates should be provided to the extent there are material implications associated with the methods, assumptions and estimates underlying the accounting measurements. Refer to Item 303(a)(3)(ii) of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060, available on our web site at http://www.sec.gov.
Response: In accordance with FASB ASC 350-20-35, the Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The Company has determined that it has one operating segment and one reporting unit for which discrete financial information is available and for which the Chief Operating Decision Maker (“CODM”), which is an individual, regularly reviews information about operating results.
With respect to other long-lived assets and intangible assets, the Company has not utilized significant assumptions or estimates due to the fact that there have not been any triggering events that would cause the Company to perform a recoverability analysis for such assets. The Company has reviewed the other critical accounting policies and believes that they are in compliance with Item 303(a)(3)(ii) of Regulation S-K and Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060.
The Company proposes to expand the indicated disclosures in future filings, incorporating the points outlined above, similar to the following:
     Impairment of Long-Lived Assets and Goodwill and Other Intangible Assets. We review our long-lived assets, subject to amortization and depreciation, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived and other intangible assets include customer lists, customer-contract backlog, developed technology, vendor contracts, trademarks, non-compete agreements and property and equipment. Factors we consider important that could trigger an impairment review include:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy of our overall business;

•	significant negative industry or economic trends;

•	significant declines in our stock price for a sustained period; and

•	our market capitalization relative to net book value.
     Recoverability is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows expected to be generated by the use and disposal of the asset are less than its carrying value and therefore impaired, we recognize the impairment loss as measured by the amount by which the carrying value of the assets exceeds its fair value. Fair value is determined based on discounted cash flows or values determined by reference to third-party valuation reports, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value, less disposal costs.

     In accordance with FASB ASC 350-20-35, the Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The Company has determined that it has one operating segment and one reporting unit for which discrete financial information is available and for which the Chief Operating Decision Maker (“CODM”), which is an individual, regularly reviews information about operating results. We review the valuation of our goodwill in the fourth quarter of each fiscal year, or on an interim basis, if it is considered more likely than not that an impairment loss has been incurred. Our valuation methodology for assessing impairment requires us to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. We operate in highly competitive environments, and our projections of future operating results and cash flows may vary significantly from actual results. If the assumption that we use in preparing our estimates of our reporting unit’s projected performance for purposes of impairment testing differs materially from actual future results, we may record impairment changes in the future and our operating results may be adversely affected. At July 31, 2009, we completed our annual impairment review of goodwill and concluded that there was no goodwill impairment and the fair value of the reporting unit was substantially in excess of book value. No impairment indicators have arisen since that date to cause us to perform an impairment assessment since that date. At July 31, 2009 and 2008, the carrying value of goodwill and other intangible assets totaled $88.7 million and $96.0 million, respectively. Historically, our estimates have been consistent with actual results.
Item 9A. Controls and Procedures, page 37
Management’s Report on Internal Control Over Financial Reporting, page 38
Comment 6. Management’s report should include a definitive statement as to whether or not internal control over financial reporting is effective. As such, please revise to definitively state whether or not your internal control over financial reporting is effective at the end of the year rather than stating management believes your internal control over financial reporting is effective. Refer to Item 307(a)(3) of Regulation S-K.
Response: The Company proposes to revise the indicated disclosure in “Item 9A. Controls and Procedures” in future Annual Reports on Form 10-K as follows:
          “Our management assessed the effective of our internal control over financial reporting as of July 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework.” Having assessed such controls accordingly, our management concluded that, as of July 31, 2009, our internal control over financial reporting is effective based on those criteria.”
Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-7
Note (2) Summary of Significant Accounting Policies, page F-7
(a) Basis of Presentation and Background
Comment 7. Please define what CBT represents and whether CBT is still your majority stockholder, or otherwise clarify your disclosure.
Response: CBT is ClearBlue Technologies, Inc., the entity which purchased all of ModusLink Global Solutions, Inc’s (formerly CMGI, Inc.) and Hewlett-Packard’s equity interests in and convertible debt of the Company in September 2002 and thereby became our majority stockholder at such time. ClearBlue Technologies, Inc. is no longer our majority stockholder. If applicable, in future filings the Company will define CBT and clarify its disclosure.

(g) Concentration of Credit Risk, page F-9
Comment 8. Please disclose the basis for your disclosure that the carrying value of your financial instruments, which include long-term obligations under capital leases and debt agreements and preferred stock, approximated fair value at each balance sheet date.
Response: The Company assesses the fair value of its capital lease obligations by using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements. The Company has included, on page F-25, footnote 10 “Fair Value Measures and Derivative Instruments”, expanded disclosure specifically to address fair value of its financial instruments concerning its debt obligations. The Company notes for purposes of complying with the disclosure requirements of FASB ASC 825, it would be impracticable to accurately determine fair value of its preferred stock on a quarterly basis without significant cost to the Company as it does not have the internal expertise to perform these valuations and therefore a third party valuation would be required.
The Company proposes to revise the indicted disclosure in future filings with disclosure similar to the following:
(g) Concentration of Credit Risk
     Our financial instruments include cash, accounts receivable, obligations under capital leases, debt agreements, derivative instruments, preferred stock, accounts payable and accrued expenses. As of July 31, 2009 and 2008, the carrying value of cash, accounts receivable, accounts payable and accrued expenses approximated their fair value because of the short maturity of these instruments. The carrying value of capital lease obligations approximated their fair value, as estimated by using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements. The Company notes for purposes of complying with the disclosure requirements of FASB ASC 825, it would be impracticable to accurately determine the fair value of its preferred stock on a quarterly basis without significant cost to the Company as it does not have the internal expertise to perform these valuations and therefore a third party valuation would be required. See Note 10, Fair Value Measures and Derivative Instruments, for disclosure of the fair value of our debt obligations and derivative instruments.
(q) Segment Report, page F-14
Comment 9. Please disclose the information about products and services required by paragraph
37 of SFAS 131 (FASB ASC 280-10-50-40) and the information about geographic areas required by paragraph 38 of SFAS 131 (FASB ASC 280-10-50-41), or disclose why presenting the information is impracticable.
Response: The Company proposes to revise the indicated disclosure in future filings by adding disclosure similar to the following:
Product and Services Data:
          We derive our revenue from managed-IT services and professional services. The following is a summary of revenue from managed-IT services and professional services for the years ended July 31, 2009, 2008 and 2007:

	Years Ended July 31,
	2009	2008	2007
	(In thousands)
Managed-IT services	$143,109	$131,571	$105,843
Professional services	9,563	23,308	20,339

Total revenue	$152,672	$154,879	$126,182

Geographic Data
          Total assets located outside of the United States were 4% and 10% of total assets as of July 31, 2009 and 2008, respectively. Long-lived assets located outside of the United States were 9% and 12% of total long-lived assets at July 31, 2009 and 2008, respectively, or $11.9 million and $16.2 million.

          Revenue for the years ended July 31, 2009, 2008 and 2007 from customers located outside the U.S was 9%, 8% and 4%, respectively, of total revenue. In the following table, revenue is determined based on the contracting location

	Years Ended July 31,
	2009	2008	2007
	(In thousands)
United States	$138,729	$143,085	$120,513
All other	13,943	11,794	5,669

Total revenue	$152,672	$154,879	$126,182

          Other than the United States, no individual country represented greater than 10% of total revenues in any year.
Note (9) Debt, page F-19
(a) Senior Secured Credit Facility, page F-19
Comment 10. Please disclose the pertinent provisions of the restrictions on your ability to pay dividends contained in the credit agreement. Refer to Rule 4-08(e)(1) of Regulation S-X.
Response: The Company proposes including additional disclosure in future filings similar to the following regarding the pertinent provisions of the restrictions on our ability to pay dividends contained in the credit agreement:
          “With very limited exceptions, the Credit Agreement does not allow the Company to authorize, pay or declare any dividends to any person. Under the Credit Agreement, as amended, the only dividends the Company is allowed to declare or pay are: (i) to a wholly-owned subsidiary; (ii) to the Company to repurchase or redeem certain capital stock of the Company held by officers, directors or employees upon their death, disability, retirement or termination; (iii) to redeem or repurchase our Series A Convertible Preferred Stock in accordance with the terms thereof and subject to certain exceptions; and (iv) to issue payment-in-kind dividends on the Series A Convertible Preferred Stock in accordance with the terms thereof.”
(e) Notes Payable to the Applied Theory Estate, page F-23
Comment 11. Please define what CBTM represents and disclose the nature of your relationship with CBTM.
Response: CBTM is Clearblue Technologies Management, Inc., a former subsidiary of ClearBlue Technologies, Inc. The Company purchased all of the issued and outstanding stock of Clearblue Technologies Management, Inc. from ClearBlue Technologies, Inc. in December 2002. Clearblue Technologies Management, Inc. is a direct wholly-owned subsidiary of the Company. If applicable, in future filings the Company will define CBTM and disclose the nature of its relationship with CBTM.
Note (13) Stockholders’ Equity, page F-31
Redeemable Preferred Stock, page F-32
Comment 12. Please disclose your accounting method regarding accretion of changes in redemption value of the preferred stock, including whether the carrying amount at each balance sheet date includes amounts representing PIK dividends not currently declared or paid but which will be payable under the redemption features. Refer to EITF D-98 (paragraphs 14-15 of FASB ASC 480-10-S99-3A).
Response: The Company proposes to revise the indicated disclosure in future filings with disclosure similar to the following:
“The Company accounts for the accretion of changes in redemption value of the preferred stock from the date of issuance. The carrying amount at each balance sheet date includes amounts representing PIK dividends not currently declared or paid but which will be payable under the redemption features.”

Report of Independent Registered Public Accounting Firm, page F-39
Comment 13. Please confirm to us that you have received a signed opinion from your independent accountants and that future filings on EDGAR will contain the name and conforming signature as required by Regulation S-T.
Response: The Company confirms that we received a signed opinion from KPMG LLP and that it will, in future filings, state the name and conforming signature as required by Regulation S-T.
Valuation and Qualifying Accounts, page F-40
Comment 14. Please describe the deductions from reserve as required by Rule 12-09 of Regulation S-X.
Response: The Company proposes adding the following disclosure under the table on page F-40 to further describe the deductions from reserve:
“Deductions from reserves primarily represent actual write-off of previously reserved receivable balances.”
Item 15. Exhibits, Financial-Statement Schedules, page 39
Exhibit 10.18
Comment 15. It appears that the schedules and exhibits related to your credit agreement dated June 8, 2007, filed with your Form 8-K dated June 13, 2007, have not been filed on EDGAR. Please refile this agreement, as amended, including all related schedules and exhibits.
Response: The Company confirms that it will, with its next periodic report, file a complete copy of the Amended and Restated Credit Agreement, dated as of September 12, 2007 (amending and restating the Credit Agreement dated as of June 8, 2007), including all exhibits, attachments and schedules to such agreement.
Form 8-K Filed October 15, 2009
Comment 16. Please provide a more thorough discussion of why management believes EBITDA and EBITDA, as adjusted provides useful information to investors in the press release furnished as an exhibit to the filing. In particular, disclose why EBITDA and EBITDA, as adjusted are useful as a supplemental measure in analyzing actual and expected operating and financial performance. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. In addition, we note that the narrative disclosure regarding EBITDA and EBITDA, as adjusted included in the press release furnished as an exhibit to the filing were provided in your earnings call and the webcast appearing on your web site, and that you refer investors to the press release for the table reconciling net loss as reported to adjusted EBITDA required by Item 10(e)(1)(i)(B) of Regulation S-K. Further, we also note that you disclosed cash gross profit in your earnings call and webcast, which we believe is also a non-GAAP financial measure subject to the disclosure requirements of Regulation G and/or Regulation S-K. As such, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in the press release or provide the reconciliation required by Regulation G in the earnings call and webcast or in a presentation posted on your website. Refer to the Division’s Compliance & Disclosure Interpretation — Non-GAAP Financial Measures available on our website at sec.gov.
Response: The Company’s management believes that EBITDA and EBITDA, as adjusted, provides investors with a useful supplemental measure of the Company’s actual and expected operating and financial performance by excluding the impact of interest, taxes, depreciation and amortization as well as other non-operational charges such as impairment costs, stock-based compensation and severance. EBITDA and EBITDA, as adjusted, is a common operational metric used by investors for comparable companies and allow for an investor to better understand the fundamental operating and financial performance of a company. The Company’s management believes that using EBITDA, as adjusted, as a performance measure, together with net loss, will help investors better understand the underlying financial performance of the Company both in isolation and in comparison to other similar companies.
The Company agrees that the disclosure of cash gross profit in our earnings call and webcast are non-GAAP financial measures and will modify our disclosures in future filings by either providing the reconciliation in the quarterly press release or in a separate presentation posted on our website.
Proxy Statement on Schedule 14A
Executive Compensation, page 15
Compensation
Compensation Elements, page 15
Annual Bonuses, page 16
Comment 17. Please describe the individual business objectives for Mr. Pluntze.
Response: The individual business objectives for Mr. Pluntze in 2009 were to (i) improve investor communications, (ii) reduce the Company’s DSO (days sales outstanding), (iii) facilitate a broader understanding of the Company’s financial metrics for senior management and employees and (iv) improve operational revenue implementation. Should the Company provide individual business objectives for Mr. Pluntze in the future; the Company will describe such individual business objectives in applicable future filings.
Long-term Equity Incentives, page 17
Comment 18. Please explain how the committee determines “the executive officer’s past performance and the degree to which an incentive for long-term performance would benefit Navisite.”
Response: The Company proposes including additional disclosure in future filings similar to the following regarding how the GNC Committee determines the executive officer’s past performance and the degree to which an incentive for long-term performance would benefit the Company:
          “In 2009, DolmatConnell & Partners prepared and circulated to the GNC Committee an in-depth review of the Company’s long-term incentive plan and provided recommendations to the GNC Committee regarding long-term equity compensation. Management of the Company also prepared a proposal for long-term incentive compensation using the recommendations proposed by DolmatConnell & Partners and submitted such proposal to the GNC Committee. Factors taken into account when determining the executive officer’s past performance include (i) tenure at the Company, (ii) the overall responsibility of the executive officer, including revenue generated by the individual business unit in which such executive officer serves and the number of employees reporting to such executive officer, and (iii) the performance of such executive officer, including the revenue and other financial or operating metrics of the functional organization in which such executive officer serves. The GNC Committee takes into account all of the above-mentioned factors and the proposals of DolmatConnell & Partners and management to determine the executive officer’s past performance and the degree to which an incentive for long-term performance would benefit the Company.”
Benchmarking, page 19
Comment 19. Please provide additional detail regarding the Radford Executive Survey. Explain why this additional data source was used to determine the cash compensation of certain of your executive officers.
Response: The Radford Executive Survey is one of the technology industry’s resources for obtaining competitive information for vice-president-and-above level positions in the United States. Among the information available via the Radford Executive Survey is comprehensive compensation data of our peer companies. According to Radford, the Radford Executive Survey includes data from 700 companies and more than 17,800 incumbents representing a wide range of tech sub-industries. The Company participated in the 2009 Radford Executive Survey and provided the compensation data received to DolmatConnell & Partners for use in their assessment of the Company’s 2009 executive compensation. The Radford Executive Survey was used in 2009 to determine the cash compensation of Messrs. Clayman and Sabharwal because there was no Peer Group match for their positions. Therefore, DolmatConnell & Partners was not able to determine appropriate data from the Peer Group to provide an assessment of the cash compensation of such individuals. Instead, DolmatConnell & Partners used the Radford Executive Survey to obtain the most appropriate data to assess the compensation packages of such executive officers. Should the Company continue to use the Radford Executive Survey to determine executive officer compensation, the Company will, in future filings, provide additional detail regarding such survey and an explanation of why such survey was used to determine the cash compensation of certain executive officers.
*****
          If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact me at (978) 946-8611.
Very truly yours,
/s/ James W. Pluntze
James W. Pluntze
Chief Financial Officer
Distribution:
H. Christopher Owings
Yolanda Guobadia
William Thompson
Ronald E. Alper